

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

<u>Via E-mail</u>
Douglas R. Muir
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

> **Re:     Krispy Kreme Doughnuts, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2012**
> **Filed March 30, 2012**
> **File No. 1-16485**

Dear Mr. Muir:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 29, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34</u>

<u>Results of Operations, page 35</u>

1.  We note your presentation of system wide sales, a Non-GAAP measure and disclosure of your belief that they are useful in assessing the overall performance of the Krispy Kreme brand and, ultimately, the performance of the Company. In that regard, please explain to us and disclose in detail how your presentation and disclosure of system wide sales are helpful and meaningful to investors in assessing your performance. For example, your disclosure should provide insights into how the royalty and franchise revenues are calculated based on franchisees' sales and how their increase or decrease affects your KK

      Supply Chain revenues in any manner. In addition, please clearly indicate that you did not include the franchisees' revenues in your consolidated financial statements.

Change in Same Store Sales, page 39

2. Please explain to us and disclose in more detail what new products you have been introducing. Discuss the products involved, the underlying drivers associated with the new product mix, and how quantitatively the new products affected comparative revenues and earnings trends.

General and Administrative Expenses, page 44

3. Please explain to us why reversed the $840,000 pledge accrual to certain nonprofit organizations in the fourth quarter of fiscal 2012 when the pledges related to fiscal years 2001 to 2004. Further, you disclose this reversal offset the effect of certain out-of-period charges related to share-based compensation. Explain to us the nature of these out-of-period charges.

Liquidity and Capital Resources, page 55

Cash Flow from Operating Activities, page 55

4. Please provide a more robust comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, we note the limited discussion of operating cash flows in fiscal 2012 and between fiscal years 2011 and 2010. Refer to instruction 1 to Item 303(A) of Regulation S-K. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that your analysis should focus on factors that directly affect cash, and not merely refer to operating income, items reported in the statement of cash flows or changes in line items presented in your balance sheet (e.g. working capital items).

Cash Flow from Investing Activities, page 55

5. Please tell us and disclose the significant capital expenditure components such as those attributable to the refurbishment efforts to existing stores, new stores and investment in information technology.

Kremeworks LLC and Subsidiary, page F-4

Independent Auditor's Report, page F-5

6. Please revise to have your auditor include a signed audit opinion of Kremeworks LLC and Subsidiary. Refer to Rule 2-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief